Exhibit 97.1

Nomura Holdings, Inc.

Compensation Recovery Policy

Article 1. (Purpose)

This Nomura Holdings, Inc. (“NHI”) Compensation Recovery Policy (this “Recovery Policy”), in addition to the Nomura Group compensation policy for all the employees and statutory officers (“Basic Policy”), Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc. (“Policy for Statutory Officers”) and the compensation policy for Nomura Group officers and employees, including senior managing directors of NHI and directors of subsidiaries of NHI but excluding Directors and Executive Officers of NHI (“Employee Policy”), establishes the policy to recover erroneously awarded Compensation received by current or former Officers. This Recovery Policy is designed to comply with Section 10D of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 thereunder, and Section 303A.14 of the New York Stock Exchange Listed Company Manual (“Section 303A.14”), and will be interpreted and applied accordingly. Capitalized terms used in this Recovery Policy are defined as provided herein.

Article 2. (Definitions)

1.	“Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

2.

“Covered Event” means where NHI is required to prepare an accounting restatement due to the material noncompliance of NHI with any financial reporting requirement under the securities laws, including any accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3.

“Financial Reporting Measure” means (a) any measure that is determined and presented in accordance with the accounting principles used in preparing NHI’s financial statements, and any measures that are derived wholly or in part from such measures and (b) NHI’s stock price or the total shareholder return of NHI. A measure, however, need not be presented with the financial statements or included in a filing with the U.S. Securities and Exchange Commission (“SEC”) to constitute a Financial Reporting Measure.

4.	“Officers” means any person who is or was an “executive officer” of NHI, as determined pursuant to Section 303A.14.

5.

“Restatement Date” means the earlier to occur of: (i) the date NHI’s Board of Directors concludes, or reasonably should have concluded, that the Covered Event has occurred; or (ii) the date a court, regulator, or other legally authorized body directs NHI to prepare any accounting restatement as described in the definition of the Covered Event.

Article 3. (Scope)

1.	This Recovery Policy shall apply to Compensation received by a current or former Officer (a “Covered Person”) on or after October 2, 2023:

(1)	after beginning service as an Officer;

(2)	who served as an Officer at any time during the performance period for the Compensation;

(3)	while NHI has a class of securities listed on a national securities exchange or a national securities association registered with the SEC; and

(4)	during the three completed fiscal years immediately preceding the Restatement Date (or such longer period as required under Section 303A.14 in the event NHI changes its fiscal year).

2.

Compensation is deemed received in NHI’s fiscal period during which the Financial Reporting Measure specified in the Compensation award is attained, even if the payment or grant of the Compensation occurs after the end of that period.

Article 4. (Recovery)

1.

Upon the occurrence of a Covered Event, NHI shall recover the following amount from a Covered Person: the amount of Compensation received that exceeds the amount of Compensation that otherwise would have been received had it been determined based on the restated Financial Reporting Measures, computed without regard to any taxes paid on such Compensation.

2.

If the amount of the Compensation received by a Covered Person was based on NHI’s stock price or total stockholder return and is not subject to mathematical recalculation directly from the information in the accounting restatement described in the Covered Event, the amount to be recovered shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total stockholder return upon which the Compensation was received. NHI shall obtain and maintain all documentation of the determination of such reasonable estimate and provide such documentation to the NYSE when required.

3.

Recoupment of Compensation pursuant to this Recovery Policy shall be made on a “no fault” without regard to whether any misconduct occurred or whether any Covered Person has responsibility for the noncompliance that resulted in the Covered Event.

4.

NHI must recover the amount in accordance with Paragraph 1 above except to the extent the majority of the independent directors of NHI has made a determination that recovery would be impracticable for any of the following reasons:

(1)

The direct expense paid to a third party to assist in enforcing this Recovery Policy would exceed the amount to be recovered, provided that before concluding that it would be impracticable to recover any Compensation based on the exception contemplated under this Article 4 Paragraph 4(1), NHI shall make a reasonable attempt to recover such Compensation, and shall document such reasonable attempt(s) to recover and provide that documentation to the NYSE when required.

(2)

Recovery would violate an applicable home country law adopted prior to November 28, 2022, provided that before concluding that it would be impracticable to recover any amount of Compensation based on the exception contemplated under this Article 4 Paragraph 4(2), NHI shall engage legal counsel experienced and qualified to practice law in the applicable jurisdiction (if such counsel is acceptable to the NYSE) to render an opinion that recovery would result in a violation of law and shall provide such opinion to the NYSE; or

(3)	Recovery would likely cause an otherwise tax-qualified, broad-based retirement plan of NHI to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.

Any right of recovery under this Recovery Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to NHI pursuant to the terms of any award agreement and any other legal remedies available to NHI.

Article 5. (Method of Recovery)

1.

To recover the erroneously awarded compensation in accordance with Article 4, NHI may or may cause its subsidiaries to (a) cancel any unvested portion of the Compensation previously awarded; (b) forfeit any vested but unpaid portion of the Compensation previously awarded; (c) require the Covered Person to repay any amount equivalent to the Compensation subject to recoupment; (d) seek recovery of any gain realized on or since the vesting, exercise, settlement, sale, transfer, or other disposition of any share-based awards; (e) offset the recouped amount from any compensation otherwise owed by NHI to the Covered Person (including, without limitation, any severance otherwise payable by NHI to the Covered Person); use any other remedial and recovery method authorized by applicable law or contract.

2.

NHI will determine, in its sole discretion, the terms on which and the process by which erroneously awarded compensation must be recovered. Any sums owed to NHI under this Recovery Policy may be deducted from relevant individual’s salary or any outstanding payments due from NHI or its subsidiaries in accordance with applicable laws and as authorized by contract.

Article 6. (No Indemnification)

Neither NHI nor any of its subsidiaries or affiliates shall indemnify any Covered Person against the loss of any Compensation recovered under this Recovery Policy. Further, neither NHI nor any of its subsidiaries or affiliates shall pay or reimburse any Covered Person for any insurance policy entered into by a Covered Person that provides for full or partial coverage of any recoupment obligation under this Recovery Policy.

Article 7. (Disclosure)

1.	NHI shall disclose this Recovery Policy and its amendments in accordance with applicable laws.

2.	If the Covered Event has occurred that require recovery of Compensation pursuant to this Recovery Policy, NHI shall disclose the matters as required in accordance with applicable laws.

Article 8. (Committee)

The Human Resources Committee of NHI shall be responsible for the management, operation, interpretation and administration of this Recovery Policy to the extent permitted by applicable laws. Furthermore, the Compensation Committee of NHI shall determine matters with respect to Compensation of Officers who are statutory officers of NHI under Japanese law. The Compensation Committee and the Human Resources Committee of NHI shall have the discretion to interpret the terms of this Recovery Policy and make determinations under it, and any action taken by each committee pursuant to this Recovery Policy shall be within the absolute discretion of such committee. Any interpretations or determinations made by each committee or its delegate shall be final and binding on all affected individuals.

Article 9. (Amendments)

Any amendments or termination of this Recovery Policy, which may only be made to the extent permitted under the rules of the NYSE, shall be made by resolution of the Compensation Committee of NHI.

Established: December 1, 2023